Exhibit 99.1

June 29, 2011
To the parties:

Company Name:  ARCS Company, Ltd..
Name of the Representative:
            Kiyoshi Yokoyama, Representative Board of Director & President
                        (Securities code: 9948　TSE, Section One and Sapporo)
Contact Person: Koichi Furukawa, Officer, in Charge of Corporate Div.
                                    (Tel．011-530-1000B)

Company Name: Universe Ltd.
Name of the Representative:
            Koichi Miura, Representative Board of Director & President
                        (Securities code: 3078　TSE, Section One)
Contact Person: Kiyotoshi Takahashi, Executive Director
                                    (Tel. 0178-21-1888)

Notice Concerning Management Consolidation of ARCS Company, Ltd. and Universe Ltd. by Stock Exchange

We hereby inform you that ARCS Company, Ltd. (hereinafter “ARCS”) and Universe Ltd. (hereinafter “Universe”)　held a board of directors meeting separately today and approved the corporations to sign a stock exchange agreement (hereinafter “Stock Exchange Agreement) and to consolidate their management (hereinafter “Consolidation”) through this stock exchange (hereinafter the “Stock Exchange”).  The details are as described below:

Said Stock Exchange is expected to become effective as of October 21, 2011 after it was approved by the special stockholders meetings of both companies which are scheduled to be held on September 7, 2011.

And, furthermore, prior to the effective date of this Stock Exchange, on October 18, 2011, the common stock of Universe will be de-listed from the Tokyo Stock Exchange Ltd. (hereinafter “TSE”)

Note
Purpose of this Management Consolidation

The food supermarket industry has been experiencing a very severe business environment due to the continuing weak consumer demands and rigorous competition among various types and forms of businesses.  Furthermore, the Great East Japan Earthquake that occurred on March 11, 2011 made people realize anew the importance of food supermarkets as the “life line” of local communities.  Under this circumstance, ARCS and Universe each has maintained a relatively superior competitive position.  Nevertheless the severity of the circumstances surrounding both companies has been increasing due to the declining birth rate, aging of population, and decrease of population.

Both companies recognize that, in order to overcome this business environment, they need to further improve their business management index and business management efficiency aiming to increase satisfaction of the customers.

Furthermore, we believe that the fundamental principle of the food supermarket as a life line of localities demands us to maintain and provide to our customers the “life value” consisting of “safety,” “convenience,” and “wealth” surpassing those of our competitors, and that the utmost primary task and mission of both companies is to strive to achieve businesses expansion and growth instead of merely to maintain current status.

With this Consolidation, ARCS and Universe, respectively the leading food supermarket in Hokkaido and that in Northern Tohoku, intend to share these ideas and tasks, to consolidate management resources and management methods of both companies, to further strengthen competitive power through maximization of the most appropriate factors and group synergy, and to create a distribution industry group that covers widely the entire Eastern Japan which extends beyond the current markets of both companies.

Key Points of This Consolidation

(１)	Summary of this Consolidation

This Consolidation will be achieved through the stock exchange wherein ARCS will become a 100% parent company of Universe.  The goal of this Consolidation is to further continue the growth of the ARCS Group as a whole and to enhance its business value by consolidating the management resources and management methods of both companies and strengthening its competitive power through the maximization of group synergy.

Up to the present, ARCS Group, as a whole, strived to expand its businesses with the “Yatsugatake Renpo Management” as a fundamental principle of its group management and, as a collective entity of various companies sharing common ideas, rigorously carried out a unified management while having delegated authorities to each subsidiary within a proper scope.  After this Consolidation, ARCS will continue to function as a core entity of the new ARCS Group which contains Universe and to promote businesses.

On the other hand, Universe, as a member of the ARCS Group companies, will actively develop the businesses in the area south to northern Tohoku and promote an expansion of the market and increase the value of the ARCS Group as a whole.

Both companies recognized that they need to adjust the number of shares both companies own prior to the Consolidation for the purpose of sharing the ideas and to quickly realize the effects of the Consolidation of their businesses through the harmonization of businesses and officers of both companies, to increase liquidity of the capital structure of ARCS  after the Consolidation, and to maintain its idea as a more open distribution company group.  As to the shares owned by Miman Ltd. (hereinafter “Miman”), the largest shareholders of Universe (as of April 20, 2011, Miman owns 2,654,400 shares or 25.02% of Universe shares), the number of shares should be adjusted as described below prior to the Consolidation.

As to the shareholder structure of the ARCS Group, the parties participating in this Consolidation, including Universe, carried out examinations based upon the fundamental principle that the companies strive to maximize the management resources and cultivate the growth of the group companies as a whole by consolidating the companies under a parent on an equal condition while taking into consideration the improvement of the capital efficiency of the ARCS Group and referring to the advices of the experts.  Then, it was decided to adjust the shareholder structure after this Stock Exchange by changing the structure prior to this Stock Exchange through the self purchase of Universe shares by Universe, and ARCS and Universe agreed to this Consolidation including the self tender by Universe.

As to the self tender by Universe, in order to maintain equality among the shareholders and transparency of the transaction, the parties decided to carry out an open market self tender. (hereinafter “Self Tender”).  The purchase price of this Self Tender is 1,118 yen, which is computed based upon a simple average of the closing share prices (a number 4 or less than 3 below decimal point is dropped and a number 5 or more below decimal point is rounded up) of the common stock shares of Universe at the Tokyo Stock Exchange Ltd. (hereinafter “TSE”) for a one month period ending on June 28, 2011 and discounted by 8.13% (rounded off to two decimal places).  As of April 20, 2011, Miman owns 2,654,400 shares of Universe and agreed to subscribe for 1,350,000 shares (equivalent to 12.73% of the total number of Universe shares outstanding).

As to the details of the Self Tender of Universe shares, please see the “Notice concerning the acquisition of Universe’s own stock shares and the self tender of the same,” published by Universe the other day.

The expected top five shareholders of ARCS after this Stock Exchange and the Self Tender of Universe shares will be as follows, starting from the 1st to the 5th: Maruji Limited (5.90%), Kiyoshi Yokoyama (5.76%), Hokkaido Bank Ltd. (3.92%), Koichi Miura (3.44%), Miman (3.00%).

(２)	Consolidation Schedule

Board of Directors Meeting to approve this Stock Exchange (ARCS and Universe)	Wednesday, June 29, 2011
Signing of this Stock Exchange Agreement (ARCS and Universe)	Wednesday, June 29, 2011
Statutory date of notice of a special shareholders meeting (ARCS and Universe)	Thursday, June 30, 2011 (scheduled)
Statutory date of a special shareholders meeting (ARCS and Universe)	Friday, July 22, 2011 (scheduled)
A special shareholders meeting (ARCS and Universe)	Wednesday, September 7, 2011 (scheduled)
Last day of trading of Universe stock (Universe)	Monday, October 17, 2011 (scheduled)
Di-listing date of Universe stock (Universe)	Tuesday, October 18, 2011 (scheduled)
Effective date of this Stock Exchange Agreement	Friday, October 21, 2011 (scheduled)

Please note that the above schedule may be adjusted, upon negotiations between both companies, if it becames necessary due to incident(s) occurred beyond the control of each and both companies and in the course of the execution of this transaction.

(3)   Method of Consolidation

Method of Consolidation is by a stock exchange based upon this Stock Exchange Agreement signed on this date and defined under Section 767 of the Companies Act wherein, effective as of October 21, 2011, ARCS will become a 100% parent company of Universe.

As the Stock Exchange requires an approval at the shareholders meeting, such approval will be requested at each of the special shareholders meetings of ARCS and Universe to be held on September 7, 2011.

Furthermore, Miman, the major and largest owner of the Universe shares, stated that, at said special shareholders meeting of Universe, it would vote its entire voting rights to approve the resolution.

(４)	Breakdown of the allocation of shares in the Stock Exchange

Company Name	ARCS Company Ltd.	Universe Ltd.
Number of shares allocated	１	1.205
Number of shares provided	Common stock shares：10,565,628 shares(planed)

(Note 1) Share allocation ratio

1.205 shares of common stock of ARCS will be allocated for 1 Universe. common stock share.

(Note 2) Total number of shares to be distributed in this Stock Exchange

Of the total number of shares to be distributed in this Stock Exchange, ARCS  will use 590,000 common stock shares it owns and plans to issue new shares as to the remaining number of shares required.

Based upon a resolution at a board of directors meeting to be held at the latest one day before the effective date of the Stock Exchange, Universe plans to cancel the entire number of its own common stock shares which it owns until immediately before this Stock Exchange becomes effective (This includes the Universe shares to be purchased from the shareholders who oppose this Stock Exchange and excise their right of stock purchase demand.)

The number of shares to be allocated or distributed may be adjusted for certain reasons including the cancellation by Universe of its own shares.

(Note 3) Fractional shares

The shareholders of Universe who will receive fractional shares of ARCS as a result of this Stock Exchange will receive dividends due from ARCS pro rata based on the number of shares each of them owns as of the record date.  These shareholders, however, cannot sell these fractional shares either on the Tokyo Stock Exchange or the Sapporo Securities Exchange.  On or after the effective date of this Stock Exchange, the shareholders of ARCS who will own fractional shares can use the system described below for the ARCS shares they own.

① Fractional share purchase system (purchase of less than 100 shares)

Based upon Section 192, Paragraph 1 of the Companies Act, fractional share owners of ARCS can demand ARCS  to purchase the fractional shares they own.

② Additional fractional share purchase system to make unit ownership (purchase of fractional shares to make a unit of100)

Based upon Section 194, Paragraph 1 of the Companies Act and the By-laws of ARCS, fractional share owners of ARCS can purchase additional fractional shares to make them unit owners.

(Note 4) Less than one share

Based upon Section 234 of the Companies Act, the current shareholders of Universe who will receive less than one common stock share of ARCS as a result of this Stock Exchange will receive cash corresponding to the fractional amount of a share they own.

(５)	Acquisition right (stock option) and corporate bond with acquisition right (warrant) at the time of this Stock Exchange

Universe , which will become a 100% subsidiary of ARCS, will not issue either stock options or warrants.  Thus, there is nothing to be stated.

３．Computation Basis for Allocations in This Stock Exchange

(１)	Computation basis

As to the stock exchange ratio used for this Stock Exchange, in order to maintain fairness and propriety, each company requested an independent third party to compute the stock exchange ratio.  ARCS selected Deloitte Tohmatsu FAS Co. Ltd. (hereinafter “Deloitte Tohmatsu FAS”) and Universe selected Mizuho Bank Co., Ltd. (hereinafter “Mizuho Bank”).

Deloitte Tohmatsu FAS adopted the discounted cash flow method (hereinafter “DCF”) of evaluation based upon the fact that the common stock of ARCS and the common stock of Universe is listed on the Tokyo Stock Exchange and the Sapporo Securities Exchange,  and have respective market prices and with a purpose to reflect the cash flow to be generated by the future value of the business upon the value computed by the market price method.  For the market price method of evaluation, the following is used as the computation period: June 24, 2011 was used as the computation base date.  Then, the closing price of the computation base date, and the average prices of closing prices for the period of one and two weeks, and one and three months prior to the computation base date were computed and evaluated. For the DCF method of evaluations of the future business performance of both companies, Deloitte Tohmatsu FAS did not assume either substantial increases or decreases.

The evaluation range computed using the share price of one ARCS common stock share as 1 is as follows:

Evaluation method used	Evaluation range of stock exchange ratio
Market price method	0.981～1.008
DCF method	0.970～1.599

When Deloitte Tohmatsu FAS computed the stock exchange ratio, it assumed that the information obtained from both companies as obtained by interviews and already disclosed in the public, and the likes are all accurate and complete, and that it did not conduct its own examination of the accuracy and completeness of the information.  Furthermore, Deloitte Tohmatsu FAS did not conduct its own evaluation, appraisal or assessment as to the assets and liabilities (including off-the book assets and liabilities and other contingent liabilities) of both companies and their related companies, nor any analysis and evaluation of the individual assets and individual liabilities concerned.  It also did not request any appraisal or assessment by a third party.  In addition, Deloitte Tohmatsu FAS assumed that the financial forecast of both companies, which it reviewed when it conducted computations, had been reasonably prepared and created by the management of both companies based upon the best estimates and judgment which they could obtain at such relevant time.  The computation results of the stock exchange ratio submitted by Deloitte Tohmatsu FAS should not be regarded as its opinion as to the fairness of the stock exchange ratio of this Stock Exchange. It should also be reminded that the computation result may be affected if the assumptions change which were used at the time of the computation of the stock exchange ratio.

Mizuho Bank used the market price method for the common stock of both companies based upon respective existing market prices, used the DCF method to reflect the future business performance, and used the similar company comparison method to assess the market stock price method.  The bank used these methods based upon the fact that multiple numbers of companies similar to both companies exist and their stocks are listed on the stock exchange, and that it is possible to compute estimated stock prices through price comparisons of these companies. For the market price method of evaluation, the following is used as the computation period: June 24, 2011 is the computation base date. Then, the closing price of the computation base date, and the average prices of the closing prices for the period of one and two weeks, and those of one and three months prior to the computation base date were computed and evaluated.  When the DCF method and the similar company comparison method were used for the computations, Mizuho Bank did not assume either substantial increases or decreases as to the business performance forecast.

Evaluation range computed using the share price of one ARCS common stock share as 1 is as follows:

Method used	Evaluation range of stock exchange ratio
Market price method	0.977～1.008
DCF method	1.538～1.619
Similar company comparison method	1.282～1.621

　　When Mizuho Bank computed the stock exchange ratio, the Bank adopted, in principle, the information provided by both companies and as generally disclosed to the public.  The bank assumed that all of such materials and information were accurate and complete, and t did not examine their accuracy and completeness by itself. Furthermore, Mizuho Bank did not conduct its own evaluation, appraisal or assessment as to the assets and liabilities (including off balance sheet assets and liabilities and other contingent liabilities) of both companies and their related companies, or analysis and evaluation of individual assets and individual liabilities concerned.  It also did not request any appraisal or assessment by a third party.  In addition, Mizuho Bank’s computation reflects the information obtained and the economic condition up to June 24, 2011 and assumed that the financial forecast of ARCS and Universe had been reasonably prepared and created by the management of both companies based upon the best estimate and judgment which they could obtain at this moment.  The computation results of the stock exchange ratio submitted by Mizuho Bank should not be regarded as its opinion as to the fairness of the stock exchange ratio of this Stock Exchange. It should also be mentioned that the computation result may be affected if the assumptions used at the time of the computation of the stock exchange ratio change.`

(２)	Circumstance of computation

ARCS and Universe carefully examined, negotiated, and discussed in the meetings the computation results of the stock exchange ratio submitted by each third party mentioned above, and the board of directors meeting of both companies held on this day acknowledged that the stock exchange ratio provided for this Stock Exchange was appropriate for the shareholders of both companies, and that both companies signed this Stock Exchange Agreement.

Please note that this stock exchange ratio may be adjusted by the negotiations between both companies if a significant change or changes occurr to the various conditions used for the computation.

(３)	Relations between companies and the computation professionals

Both Deloitte Tohmatsu FAS, the third party that the conducted computation for ARCS, and Mizuho Bank, the third party that conducted the computation for Universe, are computation professionals independent from ARCS and Universe.  They are not related parties of either companies and there is no material interested relationship that needs to be disclosed in relation to this Stock Exchange.

(４)	Expected de-listing and reasons for de-listing

As of October 21, 2011, the effective date of this Stock Exchange, Universe will become a 100% subsidiary of ARCS, thus, in compliance with the Tokyo Stock Exchange Marketable Securities Listing Rule and the De-listing Standard and after taking appropriate steps, the common stock of Universe is scheduled to be de-listed as of October 18, 2011 (the last trading date is October 17, 2011).  After the de-listing, the common stock of Universe cannot be traded on the Tokyo Stock Exchange.

　　The purpose of this Stock Exchange is as stated under 1. above  and not the de-listing of the common stock of Universe itself.  Nevertheless, as described above, de-listing of the common stock of Universe is expected to occur.

　　Even after the common stock of Universe is de-listed, the common stock of ARCS to be provided as the compensation for this Stock Exchange will remain listed on the Tokyo Stock Exchange and Sapporo Securities Exchange.  Therefore, the shareholders who own 83 or more shares of common stock of Universe and will receive 100 or more shares of common stock of ARCS, i.e., 1 or more units of ARCS common shares may continue to trade the stock (of ARCS) of 1 or more units on the Tokyo Stock Exchange and Sapporo Securities Exchange., even though some shareholders may receive less than 1 unit of ARCS common share pro rata based on the number of Universe shares they own.  Thus, the liquidity of the stock will be retained.

　　The shareholders who will receive fractional shares of ARCS, that is, less than 100 shares of ARCS common stock shares in this Stock Exchange, cannot trade these fractional shares on the Tokyo Stock Exchange or Sapporo Securities Exchange.  However, these shareholders can use the fractional share sales system or additional share purchase system provided for ARCS fractional shares.  Please see 2. (4) (Note 3), “Fractional shares” above as to the details of the procedure for these transactions.

As to the procedure for the fractional distribution of less than one share result from this Stock Exchange, please see 2. (4) (Note 4), “Fractional distribution of less than one share” above.
The shareholders of Universe can trade Universe common stock on Tokyo Stock Exchange until October 17, 2011, the last trading day.

(５)	Measure taken to maintain fairness

In this Stock Exchange, with a purpose to maintain the fairness, both ARCS and Universe separately requested a third party computation professional to compute the stock exchange ratio.

ARCS selected Deloitte Tohmatsu FAS as its third party computation professional, and Universe selected Mizuho Bank as its third party computation professional.  Additionally, ARCS engaged Yabuki Law Offices and Deloitte Tohmatsu FAS as its outside experts, and Universe engaged Nishimura Asahi Law Offices and A..G..S. Consulting co., Ltd.as its outside experts, and each conducted due diligence.  ARCS and Universe, however, did not obtain the opinions (so called fairness opinions) from said third party computation professionals which state that the stock exchange ratio agreed upon by the parties is appropriate from the financial point of view.

Based upon the computation results by the third party computation professionals and the results of due diligence by the outside experts, ARCS and Universe conducted meetings and negotiations.  At the board of directors meetings of both companies held separately on this day, it was decided that the stock exchange ratio for this Stock Exchange is appropriate for the shareholders of both companies, and that the board of directors agreed to carry out this Stock Exchange with the stock exchange ratio stated in 2. (4) “Details of the ratio for this Stock Exchange” above.

(６)	Measure taken to prevent conflict of interest

None of the board of directors of ARCS and Universe who were present at the board of directors meetings which approved this Stock Exchange serves as an officer or is an employee of the counter party company in this Stock Exchange.  Nevertheless, Koichi Miura, the representative board of director and the president of Universe, is a shareholder and a member of the board of directors of Miman which plans to participate in the open market self tender by Universe and may be regarded as a person with special interest.  Thus, he did not participate in the discussions and resolutions of the board of directors of Universe related to the self-tender offer and the Stock Exchange Agreement.

4.	Summary description of the companies involved in this Stock Exchange

		100% parent company after stock exchange	100% subsidiary company after stock exchange
(１)	Name	ARCS Company, Ltd.	Universee Ltd.
(２)	Address	2-32, Minami 13 Nishi 11, Chuo-ku, Sapporo, Japan	83-1, aza maeda, nagamae-dai, Yatsudo, Aomori, Japan
(３)	Name/title of the representative	Kiyoshi Yokoyama, Representative Board of Director & President	Koichi, Miura, Representative board of director & President
(４)	Description of businesses
Pure holding company which acquires and owns shares or equities of domestic and foreign corporations conducting supermarket business, and controls and manages the business activities of these companies.
Management of food centered supermarket stores with local customers
(５)	Capital	10,000 million yen	1,522 million yen
(６)	Date of incorporation	October 28, 1961	October 20, 1967
(７)	Number of shares outstanding	41,778,945 shares (As of May 25, 2011)	10,607,920 shares (As of April 20, 2011)
(８)	Last day of financial period	The last day of February	April 20
(９)	Number of employees	2,727 employees (consolidated) (As of February 28, 2011)	1,017 employees (consolidated) (April 20, 2011)
(10)	Major customers	Ryoshoku Ltd., Kokubu Ltd., Meijiya Shoji Ltd. (consolidated)	Tohoku Shijishi, Nippon Access Ltd., Ryoshoku-rica Ltd. (consolidated)
(11)	Major banks	Hokkaido Bank Ltd., Hokuyo Bank Ltd., Hokuriku Bank Ltd. (consolidated)	Mizuho Bank Ltd., Michinoku Bank Ltd., Iwate Bank Ltd.
(12)	Major shareholders and shareholding ratio	Maruji Limited 7.38％ Kiyoshi Yokoyama7.21％ Hokkaido Bank Ltd.4.90％ Hokuyo Bank Ltd. 3.34％ Nippon Master Trust Bank Ltd. (Trust account) 3.16％ (As of February 28, 2011)	Miman Ltd. 25.02％ Koichi Miura 14.10％ Masayoshi Miura 7.43％ Yuko Miura 5.73％ Universe Employee Holding Company 4.28％ (As of April 20, 2011)

(13)	Relationship between companies
	Capital relationship	There is no capital relationship that needs to be disclosed between ARCS and Universe. And, there is no capital relationship that needs between the disclosed parties of ARCS and its subsidiaries.
	Personal relationship
There is no personal relationship that needs to be disclosed between ARCS and Universe.  Furthermore, there is no personal relationship.  Also, there is no personal relationship that needs to be disclosed between related persons and related companies of ARCS and related persons and related companies of Universe.

	Business relationship
There is no business relationship that needs to be disclosed between ARCS and Universe.  Also, there is no business relationship that needs to be disclosed between related persons and related companies of ARCS and related persons and related companies of Universe.

	Related person relationship	Universe is not a related party of ARCS. Also, related persons and related companies of Universe are not related persons.
(14)	Performance and financial condition in the most recent past 3 years
Financial Period		ARCS Company, Ltd. (Consolidated)			Universe Ltd. (Consolidated)
		FY February 2009	FY February 2010	FY February 2011	FY April 2009	FY April 2010	FY April 2011
	Net assets	59,454	63,134	67,168	22,168	23,773	25,435
	Total Assets	99,347	120,351	118,368	36,595	38,117	40,340
	Net assets per share(Yen)	1,443.59	1,532.96	1,630.94	2,089.81	2,241.12	2,397.83
	Sales	253,896	270,722	303,608	95,561	98,211	102,582
	Operating income	8,580	8,840	9,272	3,386	3,418	4,057
	Ordinary income	9,381	9,561	10,061	3,479	3,532	4,170
	Net income in current term	4,972	5,049	5,449	1,877	1,929	1,986
	Net income in current term per share (Yen)	120.73	122.60	132.31	176.95	181.89	187.29
	Dividends per share(Yen) (interim dividend)	35.00 (16.00)	35.00 (17.00)	38.00 (17.00)	30.000 (14.00)	30.00 (15.00)	38.00 (15.00)
(Unit: million yen.  Excluding those stated as otherwise.)

5.	Status after this Stock Exchange
\
100% Parent company after Stock Exchange
(１)	Company Name	ARCS Company, Ltd.
(２)	Address	2-32, Minami 13 Nishi 11, Chuo-ku Minami, Sapporo, Japan
(３)	Title/Name of the representatives	Representative Board of Director & Chairman Koichi Miura Representative Board of Director & Vice Chairman Akiharu Fukuharu Representative Board of Director & President Kiyoshi Yokoyama
(４)	Description of the business
A straight holding company which acquires stocks or equity of domestic and foreign corporations conducting supermarket and related businesses and to control and manage the business operations of these companies.

(５)	Capital	20 billion yen
(６)	Financial year end	Last day of February
(７)	Net assets	Currently not decided
(８)	Total assets	Currently not decided

6.  Summary description of the accounting treatment

This Stock Exchange is expected to generate goodwill (or negative goodwill), but the amount of goodwill (or negative goodwill) has not currently been decided.

7.  Estimated future results of ARCS (consolidated)

　The effects of this Stock Exchange upon the consolidated results of ARCS have not been determined at the moment. As to the estimated results after this Stock Exchange, both companies will establish a consolidation committee in each company and conduct computations and notify the relevant persons as soon as possible.  In any case, we are confident that this Consolidation will contribute to the further business development of the ARC Group.
End.

(Reference) Estimate of the consolidated results of the current term (as published on April 12, 2011) and previous term consolidated actual results

	Sales	Operating profit	Ordinary profit	Net current profit
Current term estimated result (FY ending February 2012)	310,000 million yen	9,600 million yen	10,400 million yen	5,000 million yen
Previous term actual result (FY ending February 2011)	303,608 million yen	9,272 million yen	10,061 million yen	5,449 million yen